FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 18, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______                    No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 18, 2016 – Recommended Acquisition of Arm Holdings PLC by SoftBank Group Corp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2016

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title: Chief Financial Officer

Item 1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

18 July 2016

RECOMMENDED ACQUISITION

OF

ARM HOLDINGS PLC

BY

SOFTBANK GROUP CORP.

•	SOFTBANK IS INVESTING IN THE UK AS A WORLD LEADER IN SCIENCE AND TECHNOLOGY DEVELOPMENT AND INNOVATION

•	SOFTBANK HAS PROVIDED ASSURANCES TO AT LEAST DOUBLE THE EMPLOYEE HEADCOUNT IN THE UK AND TO INCREASE THE HEADCOUNT OUTSIDE THE UK, IN EACH CASE, OVER THE NEXT FIVE YEARS

•	SOFTBANK INTENDS TO PRESERVE THE ARM ORGANISATION, SENIOR MANAGEMENT AND PARTNERSHIP BASED BUSINESS MODEL

•	THE TRANSACTION ENABLES THE COMBINED GROUP TO FULLY CAPTURE THE “INTERNET OF THINGS” OPPORTUNITY

Summary

•	The boards of directors of SoftBank Group Corp. (“SoftBank”) and ARM Holdings plc (“ARM”) are pleased to announce that they have reached agreement on the terms of a recommended all cash acquisition of the entire issued and to be issued share capital of ARM by SoftBank (or, at SoftBank’s election, a wholly-owned subsidiary of SoftBank).

•	Under the terms of the Acquisition, each ARM Shareholder will be entitled to receive:

for each ARM Share: 1,700 pence in cash

•	The price of 1,700 pence per ARM Share represents a premium of:

-	approximately 43.0 per cent. to the closing price of 1,189 pence per ARM Share, and approximately 42.9 per cent. to the closing price per ARM ADR of USD 47.08, on 15 July 2016 (being the last Business Day prior to this Announcement);

-	approximately 69.3 per cent. to the volume weighted average closing price of approximately 1,004 pence per ARM Share, and approximately 58.7 per cent. to the volume weighted average closing price per ARM ADR of USD 42.39, over the three months prior to and including 15 July 2016 (being the last Business Day prior to this Announcement); and

-	approximately 41.1 per cent. to the all-time high closing price of 1,205 pence per ARM Share on 16 March 2015.

•	The consideration values the entire existing issued and to be issued share capital of ARM at approximately £24.3 billion.

•	In addition, ARM Shareholders who are on the register of members of ARM as at close of business on 8 September 2016, or at close of business on the Business Day prior to the Effective Date if earlier, will be entitled to receive and retain an interim dividend of 3.78 pence per ARM Share, which dividend will be paid on 10 October 2016 or, if earlier, the Effective Date (the “Dividend”), without any reduction of the offer consideration payable under the Acquisition. In addition, ARM Shareholders will also be entitled to receive and retain any future dividends in the ordinary course with a record date prior to the Effective Date (“Ordinary Course Dividends”), without any reduction of the offer consideration payable under the Acquisition. In particular, those ARM Shareholders who are on the register of members of ARM as at close of business on 20 April 2017 (being the record date for the 2016 final dividend) will be entitled to receive and retain the 2016 final dividend for the period to 31 December 2016 of up to 6.76 pence per ARM Share that is expected to be paid on 11 May 2017. If the Effective Date occurs before the record date of any Ordinary Course Dividend, ARM Shareholders will not be entitled to receive such dividend.

•	If, after the date of this Announcement, any dividend and/or other distribution and/or other return of capital (other than the Dividend and any Ordinary Course Dividends) is announced, declared or paid in respect of the ARM Shares, SoftBank reserves the right to reduce the offer consideration by an amount up to the amount of such dividend and/or distribution and/or return of capital so announced, declared or paid.

•	SoftBank intends to:

-	preserve the ARM organisation, including ARM’s existing senior management team, brand, partnership-based business model and culture to ensure continuity of a strong track record;

-	maintain the headquarters of ARM in Cambridge;

-	at least double the employee headcount in the UK over the next five years thereby enabling ARM to continue to develop leading-edge technology in the UK; and

-	increase the headcount of ARM outside the UK over the next five years.

•	It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

•	The Board of ARM, which has been so advised by Goldman Sachs International and Lazard & Co., Limited as to the financial terms of the Acquisition, considers the terms of the Acquisition to be fair and reasonable. In providing their advice to the Board of ARM, Goldman Sachs International and Lazard & Co., Limited have taken into account the commercial assessments of the Board of ARM.

•	Accordingly, the ARM Directors confirm that they intend unanimously to recommend that ARM Shareholders vote to approve the Scheme at the Court Meeting and vote in favour of the resolutions to be proposed at the General Meeting, as those of them who hold ARM Shares have irrevocably undertaken to do in respect of their own ARM Shares. Such ARM Directors have also each undertaken that, if the Acquisition is implemented by means of a Takeover Offer instead of by way of the Scheme, they shall accept such Takeover Offer in respect of their ARM Shares.

•	The cash consideration payable under the Acquisition will be funded by SoftBank’s existing cash resources and cash drawn down from a term loan facility between SoftBank and Mizuho Bank, Ltd.

•	The terms of the Acquisition will be put to ARM Shareholders at the Court Meeting and the General Meeting (which is expected to immediately follow the Court Meeting). The Court Meeting and the General Meeting are required to enable ARM Shareholders to consider, and if thought fit, vote in favour of the resolutions to approve the Scheme and its implementation. In order to become Effective, the Scheme must be approved by a majority in number of Scheme Shareholders, present and voting, whether in person or by proxy, representing 75 per cent. or more in nominal value of the Scheme Shares held by those Scheme Shareholders.

•	The Acquisition is not subject to any anti-trust or regulatory conditions. The Acquisition is subject to a number of other conditions which are set out in Appendix 1 to this Announcement, certain other terms as are set out in this Announcement and to the full terms and conditions to be set out in the Scheme Document.

•	Commenting on today’s Announcement, Masayoshi Son, Chairman and CEO of SoftBank said:

“We have long admired ARM as a world renowned and highly respected technology company that is by some distance the market-leader in its field. ARM will be an excellent strategic fit within the SoftBank group as we invest to capture the very significant opportunities provided by the “Internet of Things”.

“This investment also marks our strong commitment to the UK and the competitive advantage provided by the deep pool of science and technology talent in Cambridge. As an integral part of the transaction, we intend to at least double the number of employees employed by ARM in the UK over the next five years.

“SoftBank intends to invest in ARM, support its management team, accelerate its strategy and allow it to fully realise its potential beyond what is possible as a publicly listed company. It is also intended that ARM will remain an independent business within SoftBank, and continue to be headquartered in Cambridge, UK.

“This is one of the most important acquisitions we have ever made, and I expect ARM to be a key pillar of SoftBank’s growth strategy going forward.”

•	Commenting on today’s Announcement, Stuart Chambers, Chairman of ARM said:

“It is the view of the Board that this is a compelling offer for ARM Shareholders, which secures the delivery of future value today and in cash. The Board of ARM is reassured that ARM will remain a very significant UK business and will continue to play a key role in the development of new technology. SoftBank has given assurances that it will invest considerably in the business, including doubling the UK headcount over the next five years and maintaining ARM's unique culture and business model. ARM is an outstanding company with an exceptional track record of growth. The Board believes that by accessing all the resources that SoftBank has to offer, ARM will be able to further accelerate the use of ARM-based technology wherever computing happens.”

•	The Raine Group, Robey Warshaw LLP and Mizuho Securities Co., Ltd. are acting as financial advisers to SoftBank. Goldman Sachs International and Lazard & Co., Limited are acting as lead financial advisers to ARM. UBS is acting as financial adviser and joint corporate broker to ARM and Barclays is acting as joint corporate broker to ARM.

•	It is expected that the Scheme Document, containing further information about the Acquisition and notices of the Court Meeting and General Meeting, together with Forms of Proxy, will be posted to ARM Shareholders and (for information only) to participants of the ARM Share Schemes as soon as practicable. Subject to the satisfaction or waiver of all relevant conditions, including the Conditions, and certain further terms set out in Appendix 1 to this Announcement and to be set out in the Scheme Document, it is expected that the Scheme will become Effective as soon as practicable in Q3 2016. An expected timetable of principal events will be included in the Scheme Document.

•	This summary should be read in conjunction with and is subject to the full text of this Announcement (including its Appendices). The Acquisition will be subject to the Conditions and the further terms set out in Appendix 1 and to the full terms and conditions to be set out in the Scheme Document. Appendix 2 contains the bases and sources of certain financial information contained in this Announcement. Appendix 3 contains details of the irrevocable undertakings received by SoftBank. Appendix 4 contains the definitions of certain terms used in this Announcement.

Enquiries

SoftBank Group Corp.	+81 3 6889 2300
Alok Sama	+44 (0) 20 7887 4535
Alex Clavel
Matthew Nicholson

The Raine Group	+1 212 603 5500
Jeffrey Sine, Jason Schretter

Robey Warshaw LLP	+44 (0) 20 7317 3900
Simon Robey, Simon Warshaw, Philip Apostolides

Mizuho Securities Co., Ltd.	+81 3 5208 3210
Hiroshi Saito, Kentaro Matsui

Finsbury	+44 (0) 20 7251 3801
Rollo Head, Andy Parnis

Sard Verbinnen & Co.	+1 212 687 8080
Paul Kranhold, Jim Barron

ARM Holdings plc	+44 (0) 12 2340 0400
Chris Kennedy, Chief Financial Officer
Ian Thornton, Head of Investor Relations

Goldman Sachs International (Lead Financial Adviser)	+44 (0) 20 7774 1000
Anthony Gutman, Tammy Kiely, Nicholas van den Arend, Nick Harper

Lazard & Co., Limited (Lead Financial Adviser)	+44 (0) 20 7187 2000
William Rucker, Cyrus Kapadia, Michael Murray

UBS (Financial Adviser and Joint Corporate Broker)	+44 (0) 20 7568 0000
Jonathan Rowley, David Roberts, Sandip Dhillon

Barclays (Joint Corporate Broker)	+44 (0) 20 7623 2323
Phil Shelley

Brunswick	+44 (0) 20 7404 5959
Sarah West, Jonathan Glass, Richard Jacques

Morrison & Foerster LLP and Freshfields Bruckhaus Deringer LLP are retained as legal advisers to SoftBank.

Slaughter and May and Davis Polk & Wardwell LLP are retained as legal advisers to ARM.

Further Information

This Announcement is for information purposes only and is not intended to and does not constitute or form part of, any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Acquisition or otherwise nor shall there be any sale, issuance or transfer of securities of ARM in any jurisdiction in contravention of applicable law. The Acquisition will be implemented solely by means of the Scheme Document (or if the Acquisition is implemented by way of a Takeover Offer, the offer document), which will contain the full terms and conditions of the Acquisition including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme (or, if applicable, the Takeover Offer) or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document (or, if applicable, the offer document). Each ARM Shareholder and holder of ARM ADSs is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

The Raine Group is acting as financial adviser exclusively for SoftBank and no one else in connection with the matters referred to in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of The Raine Group, nor for providing advice in relation to the matters referred to in this Announcement.

Robey Warshaw LLP, which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for SoftBank and no one else in connection with the matters referred to in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of Robey Warshaw LLP, nor for providing advice in relation to the matters referred to in this Announcement.

Mizuho Securities Co., Ltd. is acting as financial adviser exclusively for SoftBank and no one else in connection with the matters referred to in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of Mizuho Securities Co., Ltd., nor for providing advice in relation to the matters referred to in this Announcement.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than ARM for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the matters referred to in this Announcement.

Lazard & Co., Limited, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for ARM and for no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than ARM for providing the protections afforded to its clients or for providing advice in connection with the matters referred to in this Announcement. Neither Lazard & Co., Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard & Co., Limited in connection with this Announcement, any statement contained herein or otherwise.

UBS Limited, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the matters referred to in this Announcement. In connection with such matters, UBS Limited, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

Barclays, which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the FCA and the Prudential Regulation Authority, is acting exclusively for ARM and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than ARM for providing the protections afforded to clients of Barclays nor for providing advice in relation to the matters referred to in this Announcement.

Overseas Jurisdictions

The release, publication or distribution of this Announcement in or into jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their ARM Shares with respect to the Scheme at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This Announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Copies of this Announcement and formal documentation relating to the Acquisition will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition. If the Acquisition is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders will be contained in the Scheme Document.

The Acquisition relates to the shares of an English company that is a "foreign private issuer" as defined in Rule 3b-4 under the US Securities Exchange Act of 1934, as amended, and is proposed to be effected by means of a scheme of arrangement under English law. Neither the US proxy solicitation rules nor (unless implemented by means of an offer) the tender offer rules under the US Securities Exchange Act of 1934, as amended, will apply to the Acquisition. Accordingly, the Scheme will be subject to the disclosure requirements and practices applicable to the United Kingdom and under the Code to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Neither the SEC, nor any securities commission of any state of the United States, has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States. Financial information relating to ARM included in this Announcement and the Scheme Document has been or will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The receipt of cash pursuant to the Acquisition by a US beneficial owner of ARM Shares or ARM ADSs as consideration for the transfer of its Scheme Shares pursuant to the Scheme will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under other applicable tax laws, including any applicable United States state and local, as well as non-US, tax laws. Each ARM Shareholder and holder of ARM ADSs is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

If the Acquisition is implemented by way of a Takeover Offer and SoftBank determines to extend such offer into the United States, the offer will be made in compliance with applicable UK and US securities laws and regulations, including the US tender offer rules.

ARM Shareholders and ARM ADS holders are urged to read any documents relating to the Acquisition filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Acquisition. Such documents will be available free of charge at the SEC’s website at www.sec.gov and from ARM at www.arm.com.

In accordance with normal UK practice, SoftBank or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, ARM Shares outside of the US, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes Effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Forward-looking statements

This Announcement (including information incorporated by reference in this Announcement), oral statements made regarding the Acquisition, and other information published by SoftBank and ARM contain statements which are, or may be deemed to be, “forward looking statements”. Such forward looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which the SoftBank Group or the Enlarged Group will operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. The forward looking statements contained in this Announcement relate to the SoftBank Group’s or the Enlarged Group’s future prospects, developments and business strategies, the expected timing and scope of the Acquisition and other statements other than historical facts. In some cases, these forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “plans”, “prepares”, “anticipates”, “expects”, “is expected to”, “is subject to”, “budget”, “scheduled”, “forecasts”, “intends”, “may”, “will” or “should” or their negatives or other variations or comparable terminology. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. If any one or more of these risks or uncertainties materialises or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. Neither SoftBank nor ARM, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Announcement will actually occur. Given these risks and uncertainties, potential investors should not place any reliance on forward looking statements.

The forward looking statements speak only at the date of this document. SoftBank and ARM expressly disclaim any obligation to update such statements other than as required by law or by the rules of any competent regulatory authority, whether as a result of new information, future events or otherwise.

No profit forecasts or Quantified Benefits Statements

No statement in this Announcement is intended as a profit forecast, profit estimate or qualified benefits statement and no statement in this Announcement should be interpreted to mean that earnings per ARM Share or SoftBank Share for the current or future financial years would necessarily match or exceed the respective historical published earning per ARM Share or SoftBank Share or to mean that the Enlarged Group’s earnings in the first 12 months following the Acquisition, or in any subsequent period, would necessarily match or be greater than those of SoftBank or ARM for the relevant preceding financial period or any other period.

Disclosure requirements of the Takeover Code

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the Announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) of the Code applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the Announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8 of the Code. A Dealing Disclosure by a person to whom Rule 8.3(b) of the Code applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Opening Position Disclosures must also be made by the offeree company and by an offeror and Dealing Disclosures must also be made by the offeree company, by an offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4) of the Code.

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

In accordance with the Code and normal United Kingdom market practice, Barclays and its affiliates will continue to act as exempt principal trader in ARM securities on the London Stock Exchange. These purchases and activities by exempt principal traders which are required to be made public in the United Kingdom pursuant to the Code will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

Electronic communications

Please be aware that addresses, electronic addresses and certain other information provided by ARM Shareholders, persons with information rights and other relevant persons for the receipt of communications from ARM may be provided to SoftBank during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

The contents of the websites referred to in this Announcement are not incorporated into and do not form part of this Announcement.

Publication on website and hard copies

In accordance with Rule 26.1 of the Code, a copy of this Announcement will be published and made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on SoftBank’s website at www.softbank.jp/corp/d/sbg_press_en/ and ARM’s website at www.arm.com by no later than 12 noon on the Business Day following this Announcement. For the avoidance of doubt, the contents of those websites are not incorporated by reference into, and do not form part of, this Announcement.

ARM Shareholders, ARM ADS holders and SoftBank shareholders may request a hard copy of this Announcement by contacting the Company Secretary of ARM during business hours on +44 1223 400400 or by submitting a request by email to company.secretary@arm.com or by submitting a request in writing to the Company Secretary of ARM at 110 Fulbourn Road, Cambridge, CB1 9NJ. Your attention is drawn to the fact that a hard copy of this Announcement will not be sent to you unless so requested. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Rule 2.10 requirement

In accordance with Rule 2.10 of the Code, ARM confirms that at the date of this Announcement, it has in issue and admitted to trading on the main market of the London Stock Exchange 1,407,340,208 ordinary shares of 0.05 pence each (net of 5,868,921 ARM Shares held in treasury). The ISIN of the ARM Shares is GB0000595859.

ARM has an ADR programme for which The Bank of New York Mellon acts as the depositary. Each ARM ADR evidences one ARM ADS, which represents three underlying ARM Shares. ARM ADSs trade on the NASDAQ Global Select Market. The trading symbol for these securities is ARMH and the ISIN is US 0420681068.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

18 July 2016

RECOMMENDED ACQUISITION

OF

ARM HOLDINGS PLC

BY

SOFTBANK GROUP CORP.

•	SOFTBANK IS INVESTING IN THE UK AS A WORLD LEADER IN SCIENCE AND TECHNOLOGY DEVELOPMENT AND INNOVATION

•	SOFTBANK HAS PROVIDED ASSURANCES TO AT LEAST DOUBLE THE EMPLOYEE HEADCOUNT IN THE UK AND TO INCREASE THE HEADCOUNT OUTSIDE THE UK, IN EACH CASE, OVER THE NEXT FIVE YEARS

•	SOFTBANK INTENDS TO PRESERVE THE ARM ORGANISATION, SENIOR MANAGEMENT AND PARTNERSHIP BASED BUSINESS MODEL

•	THE TRANSACTION ENABLES THE COMBINED GROUP TO FULLY CAPTURE THE “INTERNET OF THINGS” OPPORTUNITY

1.	Introduction

The boards of directors of SoftBank Group Corp. (“SoftBank”) and ARM Holdings plc (“ARM”) are pleased to announce that they have reached agreement on the terms of a recommended all cash acquisition by which all of the issued and to be issued share capital of ARM will be acquired by SoftBank (or, at SoftBank’s election, a wholly-owned subsidiary of SoftBank). It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

2.	Summary of the Acquisition

Under the terms of the Acquisition, which will be subject to the Conditions and further terms set out in Appendix 1 of this Announcement (and the further terms and conditions to be set out in the Scheme Document), which include (inter alia) approval of the Scheme at the Court Meeting, passing of resolutions at the General Meeting and the sanction of the Scheme by the Court, Scheme Shareholders will be entitled to receive:

for each Scheme Share held by them at the Scheme Record Time: 1,700 pence in cash

The consideration values the entire existing issued and to be issued share capital of ARM at approximately £24.3 billion.

In addition, ARM Shareholders who are on the register of members of ARM as at close of business on 8 September 2016, or at close of business on the Business Day prior to the Effective Date if earlier, will be entitled to receive and retain an interim dividend of 3.78 pence per ARM Share, which dividend will be paid on 10 October 2016 or, if earlier, the Effective Date (the “Dividend”), without any reduction of the offer consideration payable under the Acquisition. In addition, ARM Shareholders will also be entitled to receive and retain any future dividends in the ordinary course with a record date prior to the Effective Date (“Ordinary Course Dividends”), without any reduction of the offer consideration payable under the Acquisition. In particular, those ARM Shareholders who are on the register of members of ARM as at close of business on 20 April 2017 (being the record date for the 2016 final dividend) will be entitled to receive and retain the 2016 final dividend for the period to 31 December 2016 of up to 6.76 pence per ARM Share that is expected to be paid on 11 May 2017. If the Effective Date occurs before the record date of any Ordinary Course Dividend, ARM Shareholders will not be entitled to receive such dividend.

If, after the date of this Announcement, any dividend and/or other distribution and/or other return of capital (other than the Dividend and any Ordinary Course Dividends) is announced, declared or paid in respect of the ARM Shares, SoftBank reserves the right to reduce the offer consideration by an amount up to the amount of such dividend and/or distribution and/or return of capital so announced, declared or paid.

The price of 1,700 pence in cash for each Scheme Share represents a premium of:

-	approximately 43.0 per cent. to the closing price of 1,189 pence per ARM Share, and approximately 42.9 per cent. to the closing price per ARM ADR of USD 47.08, on 15 July 2016 (being the last Business Day prior to this Announcement);

-	approximately 69.3 per cent. to the volume weighted average closing price of approximately 1,004 pence per ARM Share, and approximately 58.7 per cent. to the volume weighted average closing price per ARM ADR of USD 42.39, over the three months prior to and including 15 July 2016 (being the last Business Day prior to this Announcement); and

-	approximately 41.1 per cent. to the all-time high closing price of 1,205 pence per ARM Share on 16 March 2015.

3.	Recommendation

The Board of ARM, which has been so advised by Goldman Sachs International and Lazard & Co., Limited as to the financial terms of the Acquisition, considers the terms of the Acquisition to be fair and reasonable. In providing their advice to the Board of ARM, Goldman Sachs International and Lazard & Co., Limited have taken into account the commercial assessments of the Board of ARM.

Accordingly, the ARM Directors confirm that they intend unanimously to recommend that ARM Shareholders vote to approve the Scheme at the Court Meeting and vote in favour of the resolutions to be proposed at the General Meeting as the ARM Directors who hold ARM Shares have irrevocably undertaken to do in respect of their own ARM Shares.

4.	Background to and reasons for the ACQUISITION

SoftBank believes ARM is one of the world’s leading technology companies, with strong capabilities in global semiconductor intellectual property and the “Internet of Things”, and a proven track record of innovation.

The board and management of SoftBank have evaluated ARM in detail and after careful consideration unanimously support this transaction. The board and management of SoftBank believes that the acquisition of ARM by SoftBank will deliver the following benefits:

•	Support and accelerate ARM’s position as the global leader in IP licensing and R&D outsourcing for semiconductor companies

SoftBank’s deep industry expertise and global network of relationships will accelerate adoption of ARM’s intellectual property across existing and new markets.

•	Maintain ARM’s dedication to innovation

SoftBank intends to sustain ARM’s long-term focus on generating more value per device and driving licensing wins and future royalty streams in new growth categories, specifically “Enterprise and Embedded Intelligence”.

•	Increased investment to drive the next wave of innovation

SoftBank intends to support ARM’s multiple growth initiatives by investing in engineering talent and complementary acquisitions with the aim of ensuring ARM maintains a R&D edge over existing and emerging competitors. SoftBank believes such an investment strategy in long-term growth will be easier to execute as a non-listed company.

•	Shared culture and long-term vision

SoftBank believes the two companies share the same technology-oriented culture, long-term vision, focus on innovation and commitment to attracting, developing and retaining top talent. These common values will be the foundation for the strong strategic partnership necessary to capture the significant opportunities ahead.

•	Maintain and grow the UK’s leadership in science and technology

SoftBank is investing in the UK as a world leader in science and technology development and innovation and, as evidence of this, intends to invest in multiple ARM growth initiatives, at least doubling the number of ARM employees in the UK over the next five years.

5.	Background to and reasons for the RECOMMENDATION

ARM has built a differentiated position as the world’s leading semiconductor intellectual property supplier, with a core competency in scalable, highly energy-efficient processors and related technology. Its technology is embedded in more than 95 per cent. of smart phones and over 30 per cent. of all chips with processors sold worldwide in 2015. Over 85 billion systems-on-chip have been shipped to date based on ARM’s technology.

ARM has a proven strategy to maintain or gain share in its target markets, increase the content and value of ARM technology per smart device, and generate new revenue streams from adjacent markets, while investing to create a sustainable business that is fit for the long term. Key new areas of focus such as the “Internet of Things”, networking infrastructure, ARM-powered servers and security applications will be the cornerstone of ARM’s future success and long-term growth.

Whilst the Board of ARM believes that ARM is in a strong position in its business development, the Acquisition represents an attractive premium in cash and secures the delivery of ARM’s long term value potential today. The Board of ARM notes the assurances by SoftBank, including to continue to invest and grow ARM’s business in the UK, and maintain ARM’s headquarters in Cambridge, UK, and is confident that SoftBank is well-positioned to accelerate the delivery of ARM’s strategy and long-term growth.

Further, the Board of ARM notes that the Acquisition represents a significant premium, in cash, of approximately 41.1 per cent. to the all-time high closing price of 1,205 pence per ARM Share; approximately 72.0 per cent. to the volume weighted average closing price of 988 pence per ARM Share for the six months ended 15 July 2016 (being the last Business Day prior to this Announcement); approximately 69.3 per cent. to the volume weighted average closing price of approximately 1,004 pence per ARM Share for the three months ended 15 July 2016; and approximately 43.0 per cent. to the closing price of 1,189 pence per ARM Share on 15 July 2016. The Board of ARM also notes that the terms of the Acquisition imply an enterprise value multiple of approximately 24.4 times ARM’s revenue for the year ending 31 December 2015 of £968.3 million and an equity value multiple of approximately 56.8 times adjusted profit after tax for the year ending 31 December 2015 of £428.9 million.

6.	Management, employees AND BUSINESS of ARM

SoftBank greatly values the skills, knowledge and expertise of ARM’s existing management and employees and therefore intends to preserve the current ARM organisation, including ARM’s existing senior management team, brand, partnership-based business model and culture, to ensure continuity of a strong track record.

Following the Acquisition, SoftBank intends that ARM will continue to operate as a separate business group within SoftBank. SoftBank intends to continue to operate the business of ARM’s existing headquarters, which comprises the majority of the leadership of the Product Groups of ARM and the leadership of the key corporate functions of Legal, IT, Finance and Human Resources, in Cambridge as the head office of the ARM business group within SoftBank for at least the next five years from the Effective Date. SoftBank does not intend to make any major restructurings or any changes in location of ARM’s other operations and places of business.

SoftBank expects the existing personnel of ARM will continue to contribute to the success of ARM following completion of the Acquisition. SoftBank intends that by the end of the period of five years from the Effective Date: (a) in order to enable ARM to continue to develop leading-edge technology in the UK, it will at least double the employee headcount of ARM in the UK; and (b) it will increase the employee headcount of ARM outside the UK.

For these increases in headcount, the relative proportion of technical to non-technical employees will be broadly in line with historical trends experienced by ARM. SoftBank will (subject to the consent of the Panel) as soon as practicable, and in any event by no later than the date of the Scheme Document, make post-offer undertakings in respect of these matters in accordance with Rule 19.7 of the Code in all material respects in the terms set out above in (a) and (b) of this paragraph, without qualifications or conditions (“Post-Offer Undertakings”). SoftBank will need to comply with the terms of the Post-Offer Undertakings that are made, for the periods of time specified in the undertakings and complete any causes of action committed to by the dates specified in the undertakings.

SoftBank also confirms that, following the Scheme becoming Effective, the existing contractual and statutory employment rights, including in relation to pensions, of all ARM employees will be safeguarded in accordance with contractual and statutory requirements. In addition, SoftBank agrees that, for at least 12 months following the Scheme becoming Effective, it will maintain at least the existing level of base salary and pension benefits for each employee of the ARM Group, unless otherwise agreed with the relevant employee.

7.	DIRECTORS’ Irrevocable undertakings

SoftBank has received irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting from those of the ARM Directors who hold ARM Shares in respect of their own ARM Shares (amounting, in aggregate, to 1,976,897 ARM Shares). Such ARM Directors have also each undertaken that, if the Acquisition is implemented by means of a Takeover Offer instead of by way of the Scheme, they shall accept such Takeover Offer in respect of their ARM Shares. The undertakings from the ARM Directors will cease to be binding only if (among other things) the Scheme lapses or is withdrawn and they remain binding in the event that a higher competing offer for ARM is made.

Further details of these irrevocable undertakings are set out in Appendix 3 of this Announcement.

8.	Information relating to SoftBank

Founded in 1981, SoftBank is one of the leading operators and investors in the global technology, Internet and wireless sectors. SoftBank’s operating businesses consist of market leading companies in the advanced telecommunications and consumer Internet sectors, including SoftBank Telecom, Sprint Corporation and Yahoo! Japan, as well as growing initiatives in robotics, clean energy and other emerging, technology-based industries.

Led by Chairman and CEO, Masayoshi Son, SoftBank is focused on the transition from a Japanese company with some international assets to a global entity that can grow sustainably over the long-term. By innovating and growing, it is SoftBank’s objective to continue as the leading corporate group at the forefront of the information revolution.

SoftBank is listed on the Tokyo Stock Exchange with a market capitalisation of JPY 6.9 trillion (c.GBP 49.4 billion) as of 15 July 2016. For the fiscal year ended 31 March 2016, SoftBank reported total assets of JPY 20.7 trillion (c.GBP 148.6 billion), group revenue of JPY 9,154 billion (c.GBP 65.7 billion), gross profit of JPY 3,527 billion (c.GBP 25.3 billion), and adjusted earnings before interest and tax of JPY 1,042 billion (c.GBP 7.5 billion).

SoftBank is headquartered in Tokyo, Japan and has over 63,000 employees on a consolidated basis.

9.	Financing

Part of the consideration payable under the Scheme is being financed by debt to be provided under an up to ¥1,000,000,000,000 (c.£7.3 billion) facility arranged by Mizuho Bank, Ltd. pursuant to a term loan agreement entered into between SoftBank and Mizuho Bank, Ltd. dated on or before the date of this Announcement (the “Facility Agreement”).

Under the Facility Agreement, SoftBank has agreed that it shall be a condition to the drawing under the Facility Agreement that, except as consented to by Mizuho Bank, Ltd., SoftBank shall not have waived or amended any term of the Scheme or the Takeover Offer in a manner which is materially adverse to the interests of Mizuho Bank, Ltd. unless such action is required by the Code, the Panel, a court or any other applicable law, regulation or regulatory body or where the Panel, the Code, the Court, any other court or any other applicable law, regulation or regulatory body would not allow SoftBank to invoke or rely on a term in the Scheme or Takeover Offer.

The balance of the consideration will be funded from SoftBank’s existing cash resources.

Mizuho Securities Co., Ltd, financial adviser to SoftBank, has confirmed that it is satisfied that sufficient resources are available to SoftBank to satisfy in full the payment of the cash consideration payable in respect of the Scheme. Full implementation of the Scheme will result in cash consideration amounting to approximately £24.3 billion being payable by SoftBank to ARM Shareholders and participants in the ARM Share Schemes.

10.	Information relating to ARM

Founded in 1990, ARM is the world leader in semiconductor intellectual property technology. ARM’s operating business involves the design and licensing of intellectual property to a network of partners who utilise ARM’s intellectual property designs to create and manufacture system-on-chip designs. In addition to processor intellectual property, ARM provides a range of tools as well as physical and systems intellectual property to enable optimised system-on-chip designs.

ARM’s market-leading intellectual property can be re-used by customers in a variety of different products and end markets, generating long term recurring royalty revenues. ARM is committed to strategies focused on long term growth and continually looks to reinvest back into the business, including through recruiting highly skilled engineers to develop new and innovative technology.

ARM is listed on the London Stock Exchange with a market capitalisation of £17.0 billion as of 15 July 2016. For the financial year ending 31 December 2015, ARM reported revenue of £968.3 million, normalised gross profit of £931.3 million, and normalised profit from operations of £499.7 million.

ARM is headquartered in Cambridge, UK, and has approximately 4,064 employees around the world.

At the date of this Announcement, ARM has in issue and admitted to trading on the main market of the London Stock Exchange 1,407,340,208 ordinary shares of 0.05 pence each (net of 5,868,921 ARM Shares held in treasury). The ISIN of the ARM Shares is GB0000595859.

ARM has an ADR programme for which The Bank of New York Mellon acts as the depositary. Each ARM ADR evidences one ARM ADS, which represents three underlying ARM Shares. ARM ADSs trade on the NASDAQ Global Select Market. The trading symbol for these securities is ARMH and the ISIN is US 0420681068.

11.	ARM Share Schemes

Participants in any of the ARM Share Schemes will be contacted regarding the effect of the Acquisition on their rights under those plans and provided with further details concerning the proposals which will be made to them in due course.

Appropriate proposals will be made to the holders of awards and/or options under the ARM Share Schemes which remain unvested and/or unexercised. In particular, in respect of options granted under the ARM Savings Related Share Option Schemes prior to the date of this Announcement, SoftBank will make a one-off cash payment to participants who exercise their options conditional on the Court granting the Scheme Court Order of an amount equal, on a net of tax basis, to the additional profit which such participants would have received had they been able to exercise their options over the full number of ARM Shares otherwise available on maturity of the relevant savings contract.

12.	Offer-related Arrangements

Confidentiality Agreement

SoftBank and ARM have entered into a confidentiality agreement dated 14 July 2016 pursuant to which SoftBank has undertaken, amongst other things, to: (a) keep confidential information relating to the Acquisition and ARM and not to disclose it to third parties (other than certain permitted parties) unless required by law or regulation; and (b) use the confidential information only in connection with the acquisition of the whole of the issued and to be issued share capital of ARM.

Co-operation Agreement

Pursuant to the Co-operation Agreement, SoftBank has agreed to co-operate with ARM to take all such steps as are reasonably necessary to implement the Acquisition in substantially the form contemplated by this Announcement.

SoftBank and ARM have agreed to certain undertakings to co-operate and provide each other with reasonable information and, subject to ARM complying in all material respects with its obligations to provide such information and assistance as SoftBank may reasonably require, SoftBank has agreed to take all steps necessary in order to obtain all relevant consents, approvals, clearances, permissions, waivers and/or filings in relation to regulatory clearances and authorisations. SoftBank has also agreed to provide ARM with reasonable information, assistance and access for the preparation of the key shareholder documentation. In addition, SoftBank will as soon as practicable and in any event by no later than the date of the Scheme

Document, subject to the consent of the Panel, make and publish the Post-Offer Undertakings. SoftBank will take all such steps as are necessary for these purposes in order to obtain the Panel’s consent to the making of the Post-Offer Undertakings.

The Co-operation Agreement also contains provisions that will apply in respect of the ARM Share Schemes, directors’ and officers’ insurance and certain other arrangements related to employees, as well as provisions which pertain to SoftBank and ARM’s agreement in relation to the payment of the Dividend and any Ordinary Course Dividends.

SoftBank has the right to terminate the Co-operation Agreement following any withdrawal, or other modification that is adverse to SoftBank, of the Board of ARM’s recommendation of the Scheme. The Co-operation Agreement will also terminate if, amongst other things: (i) if the Scheme is not approved by the requisite majority of ARM Shareholders at the Court Meeting or the relevant resolutions are not passed by the requisite majority of ARM Shareholders at the General Meeting and, within two Business Days of a request from SoftBank, ARM fails to give its consent to implement the Acquisition by way of the Takeover Offer rather than the Scheme; (ii) the Scheme is withdrawn or lapses in accordance with its terms prior to 17 November 2016 (other than where: (A) such lapse or withdrawal is in connection with SoftBank electing, with the consent of the Panel and the prior written consent of ARM, to implement the Acquisition by way of a Takeover Offer rather than the Scheme; or (B) (unless such lapse or withdrawal is as a result of any of Conditions 2.1 to 2.3 of Part A of Appendix 1 to this Announcement) being invoked by SoftBank) it is otherwise to be followed within five Business Days by an announcement under Rule 2.7 of the Code made by SoftBank or a person acting in concert with SoftBank to implement the Acquisition by a different offer or scheme on substantially the same or improved terms); or (iii) if the Effective Date has not occurred by 17 November 2016.

13.	Structure of the Acquisition

It is intended that the Acquisition will be implemented by means of a Court sanctioned scheme of arrangement under Part 26 of the Companies Act. The Scheme is an arrangement between ARM and the Scheme Shareholders (who effectively comprise all the ARM Shareholders except SoftBank and affiliates of SoftBank). The procedure involves, among other things, an application by ARM to the Court to sanction the Scheme, in consideration for which Scheme Shareholders will receive cash on the basis described in paragraph 2 above. The purpose of the Scheme is to provide for SoftBank to become the owner of the entire issued and to be issued share capital of ARM not already directly or indirectly owned by it.

The Acquisition is subject to a number of Conditions and certain further terms set out in Appendix 1 to this Announcement and to the full terms and conditions to be set out in the Scheme Document, and will only become Effective if, among other things, the following events occur on or before 17 November 2016 or such later date as SoftBank and ARM agree:

•	a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders present and voting (and entitled to vote) at the Court Meeting, either in person or by proxy, representing 75 per cent. or more in value of the Scheme Shares held by those Scheme Shareholders;

•	the Special Resolution necessary to implement the Scheme is passed at the General Meeting of ARM (which will require the approval of ARM Shareholders representing at least 75 per cent. of the votes cast at the General Meeting), which is expected to be held immediately after the Court Meeting;

•	following the ARM Meetings, the Scheme is sanctioned by the Court (without modification or with modification on terms agreed by SoftBank and ARM); and

•	an office copy of the Scheme Court Order is delivered to the Registrar of Companies of England and Wales.

The Acquisition is not subject to any anti-trust or regulatory conditions to Closing.

Upon the Scheme becoming Effective: (i) it will be binding on all ARM Shareholders, irrespective of whether or not they attended or voted at the Court Meeting and the General Meeting (and if they attended and voted, whether or not they voted in favour); and (ii) share certificates in respect of ARM Shares will cease to be of value and should be destroyed and entitlements to ARM Shares held within the CREST system will be cancelled.

Any ARM Shares issued before the Scheme Record Time will be subject to the terms of the Scheme. The Special Resolution to be proposed at the General Meeting will, amongst other matters, provide that the Articles be amended to incorporate provisions requiring any ARM shares issued after the Scheme Record Time (other than to SoftBank and/or its nominees) to be automatically transferred to SoftBank on the same terms as the Acquisition (other than terms as to timings and formalities). The provisions of the Articles (as amended) will avoid any person (other than SoftBank and its nominees) holding shares in the capital of ARM after the Effective Date.

If the Scheme does not become Effective on or before 17 November 2016 (or such later date as SoftBank and ARM may, with the consent of the Panel, agree), it will lapse and the Acquisition will not proceed (unless the Panel otherwise consents).

The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the General Meeting. The Scheme Document will also contain the expected timetable for the Acquisition, and will specify the necessary actions to be taken by ARM Shareholders. It is expected that the Scheme Document together with Forms of Proxy will be posted to ARM Shareholders and, for information only, to persons with information rights and to holders of options granted under the ARM Share Schemes, as soon as practicable. Subject, among other things, to the satisfaction or waiver of the Conditions, it is expected that the Scheme will become Effective as soon as practicable in Q3 2016. An expected timetable of events will be included in the Scheme Document.

14.	Delisting

It is intended that dealings in ARM Shares will be suspended at 5.00 pm on the Business Day prior to the Effective Date. It is further intended that a request will be made to the London Stock Exchange to cancel trading in ARM Shares on its main market for officially listed securities and to the UK Listing Authority to remove ARM Shares from the premium segment of the Official List with effect as of or shortly following the Effective Date.

It is intended that, following the Effective Date, ARM’s ADR programme be terminated and that applications be made to delist the ARM ADSs from NASDAQ and terminate ARM’s registration with the SEC.

It is also intended that, following the Scheme becoming Effective, ARM will be re-registered as a private company under the provisions of the Companies Act.

15.	Disclosure of interests in ARM

Save as disclosed in this Announcement, as at the close of business on 15 July 2016, being the latest practicable date prior to this Announcement, neither SoftBank nor the directors of SoftBank nor, so far as SoftBank is aware, any person acting in concert with SoftBank, had any interest in, right to subscribe for, or had borrowed or lent any ARM Shares or securities convertible or exchangeable into ARM Shares, nor did any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, or any dealing arrangement of the kind referred to in Note 11 of the definition of acting in concert in the Code, in relation to ARM Shares or in relation to any securities convertible or exchangeable into ARM Shares.

As at the close of business on 15 July 2016, being the latest practicable date prior to this Announcement:

•	SoftBank held 10,301,352 ARM Shares and 3,360,001 ARM ADSs; and

•	Raine Liquid Master Fund LP, which is indirectly controlled by The Raine Group LLC (which also controls The Raine Group), held a short position in 100,000 ARM ADSs.

In the interests of secrecy prior to releasing this Announcement, it has not been practicable for SoftBank to have made any enquiries of certain parties who may be deemed by the Panel to be acting in concert with SoftBank. Enquiries of such parties will be made as soon as practicable following the date of this Announcement and SoftBank confirms that further disclosure in accordance with Rule 8.1(a) and Note 2(a)(i) on Rule 8 of the Code will be made as soon as possible, if required.

16.	Overseas shareholders

The availability of the Acquisition and the distribution of this Announcement to ARM Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. ARM Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

This Announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities. ARM Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been dispatched.

17.	ARM ADRs

ARM ADS holders who do not withdraw the underlying shares will not be entitled to attend the ARM Meetings in respect of such shares absent separate arrangements with the ARM Depositary (no assurance is given as to the availability of any such arrangements), but may vote in the ARM Meetings by returning a voting instruction card (which will be sent out in due course) or by instructing their financial intermediary to do so. Holders of ARM ADSs should take particular notice of the deadline for providing voting instructions, which may be earlier than that applicable to ARM Shareholders. ARM ADS holders should consult the Scheme Document for further information in respect of giving voting instructions in respect of their ARM ADSs.

In addition, if ARM ADS holders surrender their ARM ADRs to the ARM Depositary for cancellation and withdraw their ARM Shares underlying the ARM ADSs in sufficient time to be entered on the ARM register of members, they may attend and vote at the ARM Meetings as ARM Shareholders. However, any withdrawal of ARM Shares underlying the ARM ADSs will result in the holder incurring cancellation fees, other expenses and any applicable taxes.

It is intended that, following the Effective Date, ARM’s ADR programme be terminated and that applications be made to delist the ARM ADSs from NASDAQ and terminate ARM’s registration with the SEC.

18.	Documents published on a website

Copies of the following documents will, no later than 12 noon on 19 July 2016, be available on ARM’s website (www.arm.com) and on SoftBank’s website (www.softbank.jp/corp/d/sbg_press_en/) until the end of the Acquisition:

(a)	this Announcement;

(b)	the irrevocable undertakings referred to in paragraph 6 (further details of which are set out in Appendix 3 of this Announcement);

(c)	the Facility Agreement referred to in paragraph 9; and

(d)	the confidentiality agreement and the Co-operation Agreement referred to in paragraph 12.

The contents of ARM’s website and SoftBank’s website are not incorporated into and do not form part of this Announcement.

19.	General

The Acquisition will be subject to the Conditions and certain further terms set out in Appendix 1 and the further terms and conditions to be set out in the Scheme Document when issued.

SoftBank shall be entitled to implement the Acquisition by way of a Takeover Offer rather than the Scheme: (i) while the Co-operation Agreement continues, with the consent of the Panel and with the prior written consent of ARM; or (ii) after the termination of the Co-operation Agreement, with the consent of the Panel only.

If the Acquisition is effected by way of a Takeover Offer and such Takeover Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, SoftBank intends to: (i) make a request to the UK Listing Authority to cancel the listing of the ARM Shares from the Official List; (ii) make a request to the London Stock Exchange to cancel trading in ARM Shares on its market for listed securities; and (iii) exercise its rights to apply the provisions of Chapter 3 of Part 28 of the Companies Act to acquire compulsorily the remaining ARM Shares in respect of which the Takeover Offer has not been accepted.

Other than under the Co-operation Agreement and the Facility Agreement, there are no agreements or arrangements to which SoftBank is a party which relate to the circumstances in which it may or may not seek to invoke any of the Conditions to the implementation of the Acquisition.

The Acquisition will be governed by English law and will be subject to the jurisdiction of the courts of England and Wales. The Acquisition will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the FCA.

The sources of certain financial information and bases of calculation contained in this Announcement are set out in Appendix 2. Certain terms used in this Announcement are defined in Appendix 4.

SoftBank Group Corp.	+81 3 6889 2300
Alok Sama	+44 (0) 20 7887 4535
Alex Clavel
Matthew Nicholson

The Raine Group	+1 212 603 5500
Jeffrey Sine, Jason Schretter

Robey Warshaw LLP	+44 (0) 20 7317 3900
Simon Robey, Simon Warshaw, Philip Apostolides

Mizuho Securities Co., Ltd.	+81 3 5208 3210
Hiroshi Saito, Kentaro Matsui

Finsbury	+44 (0) 20 7251 3801
Rollo Head, Andy Parnis

Sard Verbinnen & Co.	+1 212 687 8080
Paul Kranhold, Jim Barron

ARM Holdings plc	+44 (0) 12 2340 0400
Chris Kennedy, Chief Financial Officer
Ian Thornton, Head of Investor Relations

Goldman Sachs International (Lead Financial Adviser)	+44 (0) 20 7774 1000
Anthony Gutman, Tammy Kiely, Nicholas van den Arend, Nick Harper

Lazard & Co., Limited (Lead Financial Adviser)	+44 (0) 20 7187 2000
William Rucker, Cyrus Kapadia, Michael Murray

UBS (Financial Adviser and Joint Corporate Broker)	+44 (0) 20 7568 0000
Jonathan Rowley, David Roberts, Sandip Dhillon

Barclays (Joint Corporate Broker)	+44 (0) 20 7623 2323
Phil Shelley

Brunswick	+44 (0) 20 7404 5959
Sarah West, Jonathan Glass, Richard Jacques

Morrison & Foerster LLP and Freshfields Bruckhaus Deringer LLP are retained as legal advisers to SoftBank.

Slaughter and May and Davis Polk & Wardwell LLP are retained as legal advisers to ARM.

Further Information

This Announcement is for information purposes only and is not intended to and does not constitute or form part of, any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Acquisition or otherwise nor shall there be any sale, issuance or transfer of securities of ARM in any jurisdiction in contravention of applicable law. The Acquisition will be implemented solely by means of the Scheme Document (or if the Acquisition is implemented by way of a Takeover Offer, the offer document), which will contain the full terms and conditions of the Acquisition including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme (or, if applicable, the Takeover Offer) or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document (or, if applicable, the offer document). Each ARM Shareholder and holder of ARM ADSs is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

The Raine Group is acting as financial adviser exclusively for SoftBank and no one else in connection with the matters referred to in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of The Raine Group, nor for providing advice in relation to the matters referred to in this Announcement.

Robey Warshaw LLP, which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for SoftBank and no one else in connection with the matters referred to in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of Robey Warshaw LLP, nor for providing advice in relation to the matters referred to in this Announcement.

Mizuho Securities Co., Ltd. is acting as financial adviser exclusively for SoftBank and no one else in connection with the matters referred to in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of Mizuho Securities Co., Ltd., nor for providing advice in relation to the matters referred to in this Announcement.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than ARM for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the matters referred to in this Announcement.

Lazard & Co., Limited, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for ARM and for no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than ARM for providing the protections afforded to its clients or for providing advice in connection with the matters referred to in this Announcement. Neither Lazard & Co., Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard & Co., Limited in connection with this Announcement, any statement contained herein or otherwise.

UBS Limited, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the matters referred to in this Announcement. In connection with such matters, UBS Limited, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

Barclays, which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the FCA and the Prudential Regulation Authority, is acting exclusively for ARM and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than ARM for providing the protections afforded to clients of Barclays nor for providing advice in relation to the matters referred to in this Announcement.

Overseas Jurisdictions

The release, publication or distribution of this Announcement in or into jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their ARM Shares with respect to the Scheme at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This Announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Copies of this Announcement and formal documentation relating to the Acquisition will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition. If the Acquisition is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders will be contained in the Scheme Document.

The Acquisition relates to the shares of an English company that is a “foreign private issuer” as defined in Rule 3b-4 under the US Securities Exchange Act of 1934, as amended, and is proposed to be effected by means of a scheme of arrangement under English law. Neither the US proxy solicitation rules nor (unless implemented by means of a Takeover Offer) the tender offer rules under the US Securities Exchange Act of 1934, as amended, will apply to the Acquisition. Accordingly, the Scheme will be subject to the disclosure requirements and practices applicable in the United Kingdom and under the Code to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Neither the SEC, nor any securities commission of any state of the United States, has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States. Financial information relating to ARM included in this Announcement and the Scheme Document has been or will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The receipt of cash pursuant to the Acquisition by a US beneficial owner of ARM Shares or ARM ADSs as consideration for the transfer of its Scheme Shares pursuant to the Scheme will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under other applicable tax laws, including any applicable United States state and local, as well as non-US, tax laws. Each ARM Shareholder and holder of ARM ADSs is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

If the Acquisition of the ARM Shares is implemented by way of a Takeover Offer and SoftBank determines to extend such offer into the United States, the offer will be made in compliance with applicable UK and US securities laws and regulations, including the US tender offer rules.

ARM Shareholders and ARM ADS holders are urged to read any documents relating to the Acquisition filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Acquisition. Such documents will be available free of charge at the SEC’s website at www.sec.gov and from ARM at www.arm.com.

In accordance with normal UK practice, SoftBank or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, ARM Shares outside of the US, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes Effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Rule 2.10 Disclosures

In accordance with Rule 2.10 of the Code, ARM confirms that at the date of this Announcement, it has in issue and admitted to trading on the main market of the London Stock Exchange 1,407,340,208 ordinary shares of 0.05 pence each (net of 5,868,921 ARM Shares held in treasury). The ISIN of the ARM Shares is GB0000595859.

ARM has an ADR programme for which The Bank of New York Mellon acts as the depositary. Each ARM ADR evidences one ARM ADS, which represents three underlying ARM Shares. ARM ADSs trade on the NASDAQ Global Select Market. The trading symbol for these securities is ARMH and the ISIN is US 0420681068.

Forward-looking statements

This Announcement (including information incorporated by reference in this Announcement), oral statements made regarding the Acquisition, and other information published by SoftBank and ARM contain statements which are, or may be deemed to be, “forward looking statements”. Such forward looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which the SoftBank Group or the Enlarged Group will operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. The forward looking statements contained in this Announcement relate to the SoftBank Group’s or the Enlarged Group’s future prospects, developments and business strategies, the expected timing and scope of the Acquisition and other statements other than historical facts. In some cases, these forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “plans”, “prepares”, “anticipates”, “expects”, “is expected to”, “is subject to”, “budget”, “scheduled”, “forecasts”, “intends”, “may”, “will” or “should” or their negatives or other variations or comparable terminology. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. If any one or more of these risks or uncertainties materialises or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. Neither SoftBank nor ARM, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Announcement will actually occur. Given these risks and uncertainties, potential investors should not place any reliance on forward looking statements.

The forward looking statements speak only at the date of this document. SoftBank and ARM expressly disclaim any obligation to update such statements other than as required by law or by the rules of any competent regulatory authority, whether as a result of new information, future events or otherwise.

No Profit Forecast or Qualified Benefits Statement

No statement in this Announcement is intended as a profit forecast, profit estimate or qualified benefits statement and no statement in this Announcement should be interpreted to mean that earnings per ARM Share or SoftBank Share for the current or future financial years would necessarily match or exceed the respective historical published earning per ARM Share or SoftBank Share or to mean that the Enlarged Group’s earnings in the first 12 months following the Acquisition, or in any subsequent period, would necessarily match or be greater than those of SoftBank or ARM for the relevant preceding financial period or any other period.

Disclosure requirements of the Takeover Code (The “Code”)

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the Announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) of the Code applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the Announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8 of the Code. A Dealing Disclosure by a person to whom Rule 8.3(b) of the Code applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Opening Position Disclosures must also be made by the offeree company and by an offeror and Dealing Disclosures must also be made by the offeree company, by an offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129.

In accordance with the Code and normal United Kingdom market practice, Barclays and its affiliates will continue to act as exempt principal trader in ARM securities on the London Stock Exchange. These purchases and activities by exempt principal traders which are required to be made public in the United Kingdom pursuant to the Code will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

Electronic communications

Please be aware that addresses, electronic addresses and certain other information provided by ARM Shareholders, persons with information rights and other relevant persons for the receipt of communications from ARM may be provided to SoftBank during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

The contents of the websites referred to in this Announcement are not incorporated into and do not form part of this Announcement.

Publication on website and hard copies

In accordance with Rule 26.1 of the Code, a copy of this Announcement will be published and made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on SoftBank’s website at www.softbank.jp/corp/d/sbg_press_en/ and ARM’s website at www.arm.com by no later than 12 noon on the Business Day following this Announcement. For the avoidance of doubt, the contents of those websites are not incorporated by reference into, and do not form part of, this Announcement.

ARM Shareholders, ARM ADS holders and SoftBank shareholders may request a hard copy of this Announcement by contacting the Company Secretary of ARM during business hours on +44 1223 400400 or by submitting a request by email to company.secretary@arm.com or by submitting a request in writing to the Company Secretary of ARM at 110 Fulbourn Road, Cambridge, CB1 9NJ. Your attention is drawn to the fact that a hard copy of this Announcement will not be sent to you unless so requested. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Appendix 1
CONDITIONS AND CERTAIN FURTHER TERMS TO THE ACQUISITION AND THE SCHEME

PART A: CONDITIONS TO THE SCHEME AND THE ACQUISITION

1.	The Acquisition will be conditional upon the Scheme becoming unconditional and becoming Effective, subject to the provisions of the Code, by no later than 17 November 2016 or such later date (if any) as SoftBank and ARM may, with the consent of the Panel, agree and (if required) the Court may approve.

2.	The Scheme will be subject to the following conditions:

2.1	its approval by a majority in number of Scheme Shareholders who are on the register of members of ARM at the Voting Record Time, present and voting, whether in person or by proxy, representing 75 per cent. or more in value of the Scheme Shares held by those Scheme Shareholders, at the Court Meeting (or any adjournment thereof, provided that the Court Meeting may not be adjourned beyond the 22nd day after the expected date of the Court Meeting to be set out in the Scheme Document in due course, or such later date (if any) as SoftBank and ARM may agree and the Court may allow);

2.2	all resolutions in connection with or required to approve and implement the Scheme (including, without limitation, the Special Resolution) being duly passed by the requisite majority at the General Meeting (or any adjournment thereof, provided that the General Meeting may not be adjourned beyond the 22nd day after the expected date of the General Meeting to be set out in the Scheme Document in due course, or such later date (if any) as SoftBank and ARM may agree and the Court may allow); and

2.3	the sanction (without modification or with modification on terms acceptable to SoftBank and ARM) of the Scheme by the Court, provided that the Scheme Court Hearing may not be adjourned beyond the 22nd day after the expected date of the Scheme Court Hearing to be set out in the Scheme Document in due course, or such later date (if any) as SoftBank and ARM may agree and the Court may allow, and an office copy of the Scheme Court Order being delivered for registration to the Registrar of Companies of England and Wales and registration of the Scheme Court Order with the Registrar of Companies of England and Wales.

3.	ARM and SoftBank have agreed that, subject as stated below and to the requirements of the Panel, the Acquisition will also be conditional upon, and accordingly the necessary actions to make the Acquisition Effective will only be taken on, the satisfaction or waiver of the following Conditions:

3.1	except as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider ARM Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Acquisition or the proposed acquisition of any shares or other securities in ARM by the SoftBank Group or because of a change in the control or management of ARM or any other member of the wider ARM Group or otherwise, would or might reasonably be expected to result (in each case to an extent which is material and adverse in the context of the wider ARM Group as a whole) in:

(a)	any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(b)	any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being, or becoming capable of being, terminated or adversely modified or adversely affected or any obligation or liability arising or any adverse action being taken thereunder;

(c)	any material assets or interests of any such member being or falling to be disposed of or charged or ceasing to be available to any such member or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any such member otherwise than: (i) in the ordinary course of business; or (ii) as may be required under the terms of the Co-operation Agreement;

(d)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (wherever arising or having arisen) being enforced or becoming enforceable otherwise than in the ordinary course of business;

(e)	the rights, liabilities, obligations or interests of any such member under any such agreement, arrangement, licence, permit or other instrument, or the interests or business of any such member in or with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or adversely affected;

(f)	the value of any such member or its financial or trading position being prejudiced or adversely affected;

(g)	any such member ceasing to be able to carry on business under any name under which it presently does so;

(h)	the creation of any liability, actual or contingent, by any such member or for which any such member may be responsible other than liabilities incurred in the ordinary course of business; or

(i)	the creation or acceleration of any liability to taxation of any such member other than liabilities incurred in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider ARM Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would result in or would reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (a) to (i) of this paragraph 3.1 (in each case to an extent which is material in the context of the wider ARM Group as a whole);

3.2	except as Disclosed, no member of the wider ARM Group having, since 31 December 2015:

(a)	save as between ARM and wholly-owned subsidiaries of ARM or for ARM Shares issued pursuant to the exercise of options, awards and other rights granted under the ARM Share Schemes, issued, authorised or proposed the issue of additional shares of any class;

(b)	sold or transferred or agreed to sell or transfer any ARM Shares held by ARM as treasury shares except for the issue or transfer out of treasury of ARM Shares on the exercise of employee share options or vesting of employee share awards;

(c)	save as between ARM and wholly-owned subsidiaries of ARM or for the grant of options, awards and other rights under the ARM Share Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible or exchangeable into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(d)	other than to another member of the ARM Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(e)	save for intra-ARM Group transactions, merged or demerged with any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, (i) other than in the ordinary course of business and (ii) to an extent which is material in the context of the wider ARM Group as a whole;

(f)	save for intra-ARM Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital, in each case, (i) other than in the ordinary course of business and (ii) to an extent which is material in the context of the wider ARM Group as a whole;

(g)	issued or authorised or proposed the issue of any debentures or (save for intra-ARM Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any guarantee or contingent liability, in each case, to an extent which is material in the context of the wider ARM Group as a whole;

(h)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital, in each case, to an extent which is material in the context of the wider ARM Group as a whole;

(i)	other than pursuant to the Acquisition (and except for transactions between ARM and its wholly-owned subsidiaries or between wholly-owned subsidiaries of ARM or in the ordinary course of business) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business, in each case, to an extent which is material in the context of the wider ARM Group as a whole;

(j)	entered into or materially changed the terms of any contract with any director or senior executive;

(k)	entered into or varied or authorised, proposed or announced its intention, other than in the ordinary course of business, to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which involves an obligation of such a nature or magnitude, and in each such case is or would be reasonably likely to be material in the context of the wider ARM Group;

(l)	(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened in writing against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(m)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally, in each case, to an extent which is material in the context of the wider ARM Group as a whole or ceased or threatened to cease carrying on all or a substantial part of its business;

(n)	entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider ARM Group other than to a nature and extent which is normal in the context of the business concerned, to an extent which is or would be reasonably likely to be material in the context of the wider ARM Group as a whole;

(o)	otherwise than in respect of claims between ARM and its wholly-owned subsidiaries, waived or compromised any claim otherwise than in the ordinary course of business and in any case which is or would be reasonably likely to be material in the context of the wider ARM Group as a whole;

(p)	made any alteration to its memorandum or articles of association which is material in the context of the Scheme or the Acquisition Scheme or the Acquisition or the acquisition by any member of the wider SoftBank Group of any shares or other securities in, or control of, ARM or any other member of the wider ARM Group;

(q)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the wider ARM Group, in each case, in a manner which is material in the context of the ARM Group taken as a whole; or

(r)	other than in the ordinary course of business, entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition, and, for the purposes of paragraphs (d), (e), (f) and (g) of this Condition, the term “ARM Group” shall mean ARM and its wholly-owned subsidiaries;

3.3	since 31 December 2015 and save as Disclosed:

(a)	no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of the wider ARM Group taken as a whole;

(b)	(other than as a result of or in connection with the Acquisition) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider ARM Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any third party against or in respect of any member of the wider ARM Group having been instituted, announced or threatened in writing by or against or remaining outstanding in respect of any member of the wider ARM Group which in any such case would have or might reasonably be expected to have an adverse effect that is material in the context of the wider ARM Group as a whole;

(c)	(other than as a result of or in connection with the Acquisition) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the wider ARM Group which in any case would or might reasonably be expected to have a material adverse effect that is material in the context of the ARM Group taken as a whole;

(d)	no contingent or other liability having arisen which would have or would reasonably be expected to have a material adverse effect on the wider ARM Group as a whole;

(e)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider ARM Group which is necessary for the proper carrying on of its business and the absence of which in any case would have or would reasonably be expected to have a material adverse effect on the wider ARM Group as a whole; and

(f)	no member of the wider ARM Group having conducted its business in breach of any applicable laws and regulations which in any case is material in the context of the ARM Group taken as a whole;

3.4	save as Disclosed, SoftBank not having discovered:

(a)	that any financial, business or other information concerning the wider ARM Group as contained in the information publicly disclosed at any time prior to the date of this Announcement by or on behalf of any member of the wider ARM Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not materially misleading;

(b)	that any member of the wider ARM Group is subject to any liability (contingent or otherwise) which is material in the context of the ARM Group as a whole; or

(c)	any information which affects the import of any information disclosed at any time prior to this Announcement by or on behalf of any member of the wider ARM Group to any member of the wider SoftBank Group, in each case which is material in the context of the wider ARM Group as a whole; and

3.5	save as Disclosed, SoftBank not having discovered:

(a)	that any past or present member, director, officer or employee of the wider ARM Group or any person that performs or has performed services for or on behalf of the wider ARM Group is or has at any time engaged in any or has paid or agreed to pay any bribe including any “inducement fee” given or agreed to give any similar gift or benefit or paid or agreed to pay to a concealed bank account or fund to or for the account of, any customer, supplier, governmental official or employee, representative of a political party, or other person for the purpose of obtaining or retaining business or otherwise engaged in any activity, done such things (or omitted to do such things) in contravention of the Bribery Act 2010, as amended, or the US Foreign Corrupt Practices Act 1977, as amended or any other anti-corruption legislation applicable to the wider ARM Group, in each case which is material in the context of the wider ARM Group as a whole;

(b)	any material asset of any member of the wider ARM Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition); or

(c)	that any past or present member, director, officer or employee of the of wider ARM Group has engaged in any business with or made any investments in, or made any payments, funds or assets available, to or received any funds or assets from: (i) any government, entity or individual in respect of which US or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by US or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control or HM Treasury & Customs; or (ii) any government, entity or individual named by any of the economic sanctions of the United Nations or the European Union or any of their respective member states, in each case to an extent which is material in the context of the wider ARM Group as a whole.

4.	For the purposes of these Conditions:

4.1	“Disclosed” means (i) publicly announced in accordance with the Listing Rules or the Disclosure and Transparency Rules by ARM prior to the date of this Announcement; (ii) disclosed in the annual report and accounts of ARM for the financial year ended 31 December 2015; (iii) disclosed in the quarterly report of ARM for the three months ended 31 March 2016; (iv) disclosed in this Announcement; or (v) fairly disclosed prior to the date of this Announcement by or on behalf of ARM to SoftBank (or its respective officers, employees, agents or advisers in their capacity as such);

4.2	“Third Party” means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, authority (including any national or supranational anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other body or person whatsoever in any jurisdiction (including, for the avoidance of doubt, the Panel); and

4.3	the “wider ARM Group” means ARM and its subsidiary undertakings, associated undertakings and any other undertaking in which ARM and/or such undertakings (aggregating their interests) have a significant interest and the “wider SoftBank Group” means SoftBank and its subsidiary undertakings, associated undertakings and any other undertaking in which SoftBank and/or such undertakings (aggregating their interests) have a significant interest and for these purposes “subsidiary undertaking” and “undertaking” have the meanings given by the Companies Act and “associated undertaking” has the meaning given to it by paragraph 19 of Schedule 6 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 other than paragraph 19(1)(b) of Schedule 6 to those Regulations which shall be excluded for this purpose, and “significant interest” means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in the Companies Act).

PART B: FURTHER TERMS AND CONDITIONS

5.	The Scheme will not become Effective unless the Conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by SoftBank to be or remain satisfied by no later than the date referred to in Condition 1 (or such later date as SoftBank and ARM may, with the consent of the Panel, agree and (if required) the Court may allow).

6.	Subject to the requirements of the Panel, SoftBank reserves the right to waive, in whole or in part, all or any of the above Conditions, except Condition 2 of Part A of this Appendix 1.

7.	Subject to paragraph 8 of this Part B, SoftBank undertakes that it will immediately before the Scheme Court Hearing provide notice in writing to ARM that either: (i) the Conditions (except Condition 2 of Part A of this Appendix 1) have each been satisfied or that SoftBank has waived or treated as satisfied such Conditions; or (ii) it intends to invoke or treat as incapable of satisfaction each or any Condition, which will always be subject to the Panel’s consent.

8.	Subject to paragraph 9 of this Part B, SoftBank shall not be obliged: (i) to waive or treat as satisfied any Condition that SoftBank is entitled, with the permission of the Panel where required by the Code, to invoke; or (ii) where SoftBank has given notice to ARM that it considers it is or may be entitled to invoke a Condition, to waive or treat as satisfied any Condition before the date on which the Panel rules (or if any such ruling is capable to appeal, SoftBank confirms that it does not intend to appeal) that any such Condition may not be invoked.

9.	SoftBank may not invoke any of the Conditions as a result of: (A) any failure by SoftBank or ARM to (i) make any filing or application; (ii) obtain any authorisation, order, recognition, grant, consent, licence, confirmation, clearance, permission or approval from any Regulatory Authority; or (iii) comply with any statutory or regulatory obligation in any jurisdiction, in each case in respect of the Acquisition or its implementation and, in each case, unless such failure is as a result of a failure by ARM to comply with its relevant obligations as detailed in the Co-operation Agreement; or (B) any Regulatory Authority having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or having enacted, made or proposed any statute, regulation, decision or order, or having taken any other step under the laws of any jurisdiction in respect of the Acquisition, or any waiting or other applicable time period for any of the foregoing not having expired; or (C) any effects of or facts, matters, events or circumstances arising directly or indirectly as a result of any of the foregoing.

10.	SoftBank shall be entitled to implement the Acquisition by way of a Takeover Offer rather than the Scheme: (i) while the Co-operation Agreement is continuing, with the consent of the Panel and with the prior written consent of ARM; or (ii) after termination of the Co-operation Agreement, with the consent of the Panel only.

11.	If SoftBank is required by the Panel to make an offer for ARM Shares under the provisions of Rule 9 of the Code, SoftBank may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

12.	ARM Shares will be acquired by SoftBank fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them as at the date of this Announcement or subsequently attaching or accruing to them, including the right to receive and retain, in full, all dividends and other distributions (if any) paid or payable, or any other return of capital made, on or after the date of this Announcement, other than the Dividend and any Ordinary Course Dividends.

13.	If, on or after the date of this Announcement, any dividend and/or other distribution and/or other return of capital (other than the Dividend and any Ordinary Course Dividends) is announced, declared or paid in respect of the ARM Shares, SoftBank reserves the right (without prejudice to any right of SoftBank to invoke Condition 3.2(d) in Part A of this Appendix 1), to reduce the offer consideration for the ARM Shares by an amount up to the amount of such dividend and/or distribution and/or return of capital so announced, declared or paid, in which case any reference in this Announcement or in the Scheme Document to the offer consideration for the ARM Shares will be deemed to be a reference to the offer consideration as so reduced. To the extent that any such dividend and/or distribution and/or other return of capital announced, declared or paid and it is: (i) transferred pursuant to the Acquisition on a basis which entitles SoftBank to receive the dividend or distribution and to retain it; or (ii) cancelled, the offer consideration will not be subject to change in accordance with this paragraph. Any exercise by SoftBank of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Acquisition.

14.	The Acquisition will be subject, inter alia, to the Conditions and certain further terms which are set out in this Appendix 1 and those terms which will be set out in the Scheme Document and the Co-operation Agreement and such further terms as may be required to comply with the Listing Rules and the provisions of the Code.

15.	The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements. Further information in relation to Overseas Shareholders will be contained in the Scheme Document.

16.	This Announcement and any rights or liabilities arising hereunder, the Acquisition, the Scheme, and proxies will be governed by English law and be subject to the exclusive jurisdiction of the courts of England and Wales. The Scheme will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the FCA.

Appendix 2

SOURCES OF fINANCIAL iNFORMATION AND bASES OF cALCULATION USED IN THIS aNNOUNCEMENT

1.	Unless otherwise stated, the financial information on ARM is extracted from ARM’s Annual Report and Accounts for the years ended 31 December 2013, 31 December 2014 and 31 December 2015 and from the unaudited quarterly financial statements of ARM for the three months ended 31 March 2016 (the “ARM Q1 2016 Results”).

2.	Unless otherwise stated, the financial information on SoftBank is extracted from SoftBank’s Annual Report and Accounts for the years ended 31 March 2014, 31 March 2015 and 31 March 2016. Unless otherwise stated, the financial information on SoftBank has been converted to GBP based on the spot JPY / GBP exchange rate.

3.	The value attributed to the existing issued and to be issued share capital of ARM is based upon the 1,407,340,208 ARM Shares in issue on 15 July 2016 (net of 5,868,921 ARM Shares held in treasury on such date) and:

(a)	1,489,730 outstanding share options that have been granted by ARM under the ARM SAYE Plan with a weighted average exercise price of 759 pence, an expected 837,767 outstanding share options that have been granted by ARM under the ARM ESPP with a weighted average exercise price of 797 pence on the options to be satisfied with ARM Shares and $35.01 on the options to be satisfied with ARM ADRs as at 15 July 2016; and

(b)	22,453,721 outstanding share awards and options that have been granted under the ARM Share Schemes that may vest or become exercisable at no cost subject (where applicable) to certain conditions as at 15 July 2016.

4.	The premia to the price per ARM ADR have been calculated by reference to the spot USD / GBP exchange rate.

5.	Unless otherwise stated, all prices quoted for ARM Shares are closing middle market prices and are derived from the Daily Official List.

6.	Unless otherwise stated, all prices quoted for ARM ADRs refer to the NASDAQ Official Closing Price.

7.	The market capitalisation of SoftBank has been calculated by reference to the closing price of JPY 6,007 per SoftBank share, 1,146,900,167 SoftBank shares in issue (net of 53,760,198 SoftBank Shares held in treasury on such date) and the spot JPY / GBP exchange rate on 15 July 2016.

8.	The implied enterprise value of ARM is based on the fully diluted share capital (based on the diluted number of shares outstanding at the offer consideration of 1,700 pence per Scheme Share as set out in paragraph 3 above), ARM’s gross debt of £9.5 million (as set out on page 8 of the ARM Q1 2016 Results), less ARM’s existing cash balances of £1,005.9 million (including deposits and interest accrued, as set out on page 13 of the ARM Q1 2016 Results), the book values of ARM’s available for sale financial assets of £44.8 million, investment in joint venture of £5.5 million, loans and receivables of £4.1 million (as set out on page 8 of the ARM Q1 2016 Results) as at 31 March 2016, adjusted for the Apical Limited acquisition of £241.9 million ($350 million converted at 1.4466 GBP/USD as of 17 May 2016), payment of final dividend of £79.3 million for the 2015 financial year on 13 May 2016, share buybacks of £20.1 million in Q2 2016 (publicly disclosed for the period between 26 April 2016 and 19 May 2016 and available at http://ir.arm.com/phoenix.zhtml?c=197211&p=irol-rns&nyo=0) and impact of cash settled options of £18.4 million (based on weighted average exercise prices as set out in paragraph 3(a) above).

Appendix 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following ARM Directors who hold ARM Shares have given irrevocable undertakings: (i) to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting in relation to the following ARM Shares; or (ii) if the Scheme is subsequently structured as a Takeover Offer, to accept the Takeover Offer.

Name	Number of ARM Shares*
Andy Green	5,250
Chris Kennedy	20,256
Lawton Fitt	630
Stephen Pusey	6,329
Mike Muller	1,236,000
Simon Segars	668,432
Stuart Chambers	40,000

*  This number includes the number of ARM Shares beneficially owned by the relevant ARM Director in respect of which the ARM Director is able to control the exercise of all rights.

These undertakings will remain binding in the event that a higher competing offer for ARM is made and will cease to be binding only if:

(a)	SoftBank announces that it does not intend to proceed with the Acquisition (and no new, revised or replacement transaction is announced under Rule 2.7 of the Code at the same time);

(b)	the Scheme or Takeover Offer lapses or is withdrawn and no new, revised or replacement Scheme or Takeover Offer has been announced, in accordance with Rule 2.7 of the Code, in its place or is announced, in accordance with Rule 2.7 of the Code, within five business days of such lapse or withdrawal; or

(c)	a competing offer is completed.

Appendix 4

DEFINITIONS

The following definitions apply throughout this Announcement unless the context otherwise requires:

“Acquisition”	the proposed acquisition of the issued and to be issued share capital of ARM by SoftBank (or, at SoftBank’s election, a wholly-owned subsidiary of SoftBank);

“Announcement”	this announcement made pursuant to Rule 2.7 of the Code;

“ARM”	ARM Holdings plc;

“ARM ADRs”	American Depositary Receipts, which evidence ARM ADSs;

“ARM ADSs”	ARM American Depositary Shares, each of which represents three ARM Shares;

“ARM Depositary”	the depositary from time to time for the ARM ADRs pursuant to a depositary agreement between it, ARM and the holders and beneficial owners of the ARM ADRs (as at the date hereof, The Bank of New York Mellon is the ARM Depositary);

“ARM Directors”	the directors of ARM;

“ARM EEPs”	the ARM Employee Equity Plan adopted by ARM in 2006 and updated in 2011, as amended from time to time and the ARM Employee Equity Plan adopted in 2016, as amended from time to time;

“ARM ESPP”	the ARM Employee Stock Purchase Plan, as amended from time to time;

“ARM Group”	ARM, its subsidiaries, any holding company of ARM (intermediate or otherwise) and their subsidiary undertakings from time to time, or any of them, as the context requires;

“ARM Meetings”	the Court Meeting and the General Meeting;

“ARM Q1 2016 Results”	has the meaning given in paragraph 1 of Appendix 2;

“ARM Savings Related Share Option Schemes”	the ARM ESPP and the ARM SAYE Plan;

“ARM SAYE Plan”	the ARM Savings-Related Share Option Scheme 2007, as amended from time to time;

“ARM Shares”	ARM ordinary shares of 0.05 pence each;

“ARM Share Schemes”	the ARM Savings Related Share Option Schemes, the ARM EEPs, the ARM 2013 Long-Term Incentive Plan, as amended from time to time, and the ARM Deferred Annual Bonus Plan, as amended from time to time;

“ARM Shareholders”	holders of ARM Shares from time to time;

“Articles”	the articles of association of ARM from time to time;

“Barclays”	Barclays Bank PLC, acting through its Investment Bank;

“Board of ARM”	the ARM Directors collectively;

“Business Day”	any day (excluding any Saturday or Sunday or public or bank holiday) on which banks are open for business in London;

“Code”	the City Code on Takeovers and Mergers;

“Companies Act”	the Companies Act 2006;

“Conditions”	the conditions to the implementation of the Acquisition (including the Scheme) as set out in Appendix 1 to this Announcement and to be set out in the Scheme Document;

“Co-operation Agreement”	the co-operation agreement entered into between SoftBank and ARM on or around the date of this Announcement;

“Court”	the High Court of Justice of England and Wales;

“Court Meeting”	the meeting of Scheme Shareholders to be convened pursuant to an order of the Court pursuant to section 896 of the Companies Act, notice of which will be set out in the Scheme Document, for the purpose of considering, and, if thought fit, approving the Scheme (with or without amendment) and any adjournment thereof;

“CREST”	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755)) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in such Regulations) in accordance with which securities may be held and transferred in uncertificated form;

“Daily Official List”	the daily official list of the London Stock Exchange;

“Dealing Disclosure”	an announcement pursuant to Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer;

“Disclosed”	has the meaning given in paragraph 4.1 of Part A of Appendix 1;

“Dividend”	has the meaning given in paragraph 2 (Summary of the Acquisition) of this Announcement;

“Effective”	(i) if the Acquisition is implemented by way of the Scheme, means the Scheme having become effective pursuant to its terms; or

(ii) if the Acquisition is implemented by way of a Takeover Offer, means the Takeover Offer having been declared or become unconditional in all respects in accordance with the requirements of the Code;

“Effective Date”	the date upon which the Acquisition becomes Effective;

“Enlarged Group”	the SoftBank Group including the ARM Group;

“Excluded Shares”	(i) any ARM Shares or ARM ADSs beneficially owned by SoftBank or any subsidiary undertaking (as defined in the Companies Act) of SoftBank; and (ii) any ARM Shares held in treasury by ARM;

“Facility Agreement”	has the meaning given in paragraph 9 (Financing) of this Announcement;

“FCA”	the Financial Conduct Authority;

“Forms of Proxy”	the forms of proxy in connection with each of the Court Meeting and the General Meeting which shall accompany the Scheme Document;

“General Meeting”	the general meeting of ARM to be convened in connection with the Acquisition (and any adjournment thereof);

“Listing Rules”	the rules and regulations made by the FCA in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority’s publication of the same name;

“London Stock Exchange”	the London Stock Exchange plc, together with any successor thereto;

“NASDAQ”	the registered national securities exchange operated by The NASDAQ Stock Market LLC;

“Official List”	the official list maintained by the UK Listing Authority;

“Opening Position Disclosure”	as defined in the Code;

“Ordinary Course Dividends”	has the meaning given in paragraph 2 (Summary of the Acquisition) of this Announcement;

“Overseas Shareholders”	ARM Shareholders who are resident outside the United Kingdom or who are citizens or residents of countries other than the United Kingdom;

“Panel”	the Panel on Takeovers and Mergers;

“Post-Offer Undertakings”	has the meaning given in paragraph 6 (Management, Employees and Business of ARM) of this Announcement;

“Regulatory Authority”	any central bank, ministry, governmental, quasigovernmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority, any sectoral ministry or regulator and any foreign investment review body), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction;

“Restricted Jurisdictions”	any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Acquisition is sent or made available to ARM Shareholders in that jurisdiction;

“SAYE Plan”	the ARM Savings-Related Share Option Scheme 2007, as amended from time to time;

“Scheme”	the proposed scheme of arrangement under Part 26 of the Companies Act between ARM and the Scheme Shareholders, with or subject to any modification thereof or in addition thereto or condition approved or imposed by the Court and agreed by ARM with the approval of SoftBank;

“Scheme Court Hearing”	the hearing of the Court to sanction the Scheme intended to be held as soon as practicable in Q3 2016;

“Scheme Court Order”	the order of the court sanctioning the Scheme under section 899 of the Companies Act;

“Scheme Document”	the circular to ARM Shareholders containing the terms of the Scheme containing the explanatory statement required by section 897 of the Companies Act and convening the Court Meeting and the General Meeting;

“Scheme Record Time”	the date and time specified in the Scheme Document, expected to be 6.00 pm on the Business Day immediately after the Scheme Court Hearing;

“Scheme Shareholder”	a holder of Scheme Shares as appearing in the register of ARM at the Scheme Record Time;

“Scheme Shares”

the ARM Shares:

(i)    in issue at the date of the Scheme Document;

(ii)  issued after the date of the Scheme Document but before the Voting Record Time; and

(iii)  issued at or after the Voting Record Time and before the Scheme Record Time on terms that the original or any subsequent holders shall be, or shall have agreed in writing by such time to be, bound by the Scheme, in each case, excluding any Excluded Shares;

“SEC”	the US Securities and Exchange Commission;

“SoftBank”	SoftBank Group Corp.;

“SoftBank Group”	SoftBank and its subsidiary undertakings excluding the ARM Group;

“Special Resolution”	the special resolution to be proposed by ARM at the General Meeting in connection with, among other things, the approval of the Scheme and the alteration of the Articles and such other matters as may be necessary to implement the Scheme and the delisting of the ARM Shares;

“Takeover Offer”	if (subject to the consent of the Panel and the terms of this Announcement and the Co-operation Agreement) the Acquisition is effected by way of a takeover offer as defined in Part 28 of the Companies Act 2006, the offer to be made by or on behalf of SoftBank to acquire the issued and to be issued ordinary share capital of ARM on the terms and subject to the conditions to be set out in the related offer document;

“The Raine Group”	Raine Securities LLC, a broker-dealer registered under the United States Securities Exchange Act of 1934, as amended, and a member firm of the Financial Industry Regulatory Authority, Inc., together with its affiliate, Raine Advisors Limited (FRN: 655362), an appointed representative of Sapia Partners LLP (FRN: 550103), a firm which is authorised and regulated by the FCA;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority”	the FCA acting in its capacity as the competent authority for listing under the Financial Services and Markets Act 2000;

“US” or “United States”	the United States of America its territories and possessions, any state of the United States and the District of Columbia; and

“Voting Record Time”	the time and date specified in the Scheme Document by reference to which for entitlement to vote at the Court Meeting will be determined, expected to be 6.00 pm on the day which is two days before the date of the Court Meeting or if the Court Meeting is adjourned, 6.00 pm on the day which is two days before such adjourned meeting.

Unless otherwise stated, all times referred to in this Announcement are references to the time in London.

All references to legislation in this Announcement are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation (including, for these purposes, the Code) shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

A reference to “includes” shall mean “includes without limitation”, and references to “including” and any other similar term shall be interpreted accordingly.

For the purpose of this Announcement “subsidiary”, “subsidiary undertaking” and “undertaking” have the meanings given by the Companies Act.

References to “£”, “Sterling”, “GBP”, “p” and “pence” are to the lawful currency of the United Kingdom.

References to “USD”, “US dollars”, “$” and “cents” are to the lawful currency of the United States.

References to “¥”, “Yen”, “JPY” and “yen” are to the lawful currency of Japan.